Exhibit 99.1

Top U.S. Honor Roll Hospital Expands Use of INSPIRA™ ART100 System to Lung Transplant Procedures

RA’ANANA, Israel, September 2, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that a top U.S. hospital, has expanded its clinical use of the INSPIRA™ ART100 system to lung transplantation procedures, one of the most demanding applications in advanced respiratory care. The hospital was included in the U.S. News & World Report 2025-2026 Best Hospitals Honor Roll of the nation’s top 20 hospitals, and has multiple specialties consistently ranked among the top five nationwide.

This clinical expansion follows the hospital’s positive experience with the ART100 system in prior clinical use. The decision by one of the nation’s most highly ranked hospitals to extend the use of Inspira’s technology into such a critical and complex surgical procedure provides strong external validation of the system’s performance and clinical value. Expanding the application of the ART100 into lung transplantation highlights its potential as a reliable platform for advanced respiratory support across multiple indications.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated: “The decision by one of the most decorated and respected medical institutions in the United    States to broaden the use of our ART100 system into lung transplantation is a highly meaningful step for Inspira. It reflects the growing confidence leading hospitals are placing in our technology and underscores its potential to become an essential platform in advanced respiratory care. This expansion marks an important step toward establishing the ART100 as part of the standard of care in the most complex surgical settings.”

This U.S. clinical expansion follows Inspira’s recently announced multi-million dollar binding government orders for ART100 systems, underscoring the Company’s growing global footprint and commercial momentum.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expanded use of the ART100 by a leading U.S. hospital, particularly during lung transplant procedures, that the decision to expand the use of the ART100 during such a complex surgical procedure provides strong external validation of the system’s performance and an indication of its clinical value, that expanding the application of the ART100 into lung transplantation highlights the ART100’s potential as a reliable platform for advanced respiratory support across multiple indications, that the expanded use of the ART100 reflects the growing confidence leading hospitals are placing in its technology and underscores the ART100’s potential to become an essential platform in advanced respiratory care and that the expansion marks an important step toward establishing the ART100 as part of the standard of care in the most complex surgical settings. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485